[DECHERT LLP LETTERHEAD]

April 22, 2008

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               ING Equity Trust

(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson:

This letter responds to comments provided to Karl Paulson Egbert for Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). A summary of the comments and our responses thereto are provided below.  The discussion below focuses on the Supplement dated April 23, 2008, Class A, Class B and Class C Prospectus and the related Statement of Additional Information (“SAI”) for the ING Index Plus LargeCap Equity Fund VI (“Fund”).  In addition, attached is the requested Tandy Letter (Attachment A).

SUPPLEMENT DATED APRIL 23, 2008

1.                                       Comment:              The Supplement, dated April 23, 2008, should be referred to as an amendment rather than a supplement.

Response:                                        The Registrant appreciates the Staff’s comment, but feels that the current naming of the document is appropriate.

COMBINED CLASS A, CLASS B and CLASS C PROSPECTUS

Principal Investment Strategies (pg. 1)

2.                                       Comment:              The Staff would like a comparison of management fees for funds with similar investment objectives to the Fund.

Response:                                        The five previously converted ING Index Plus LargeCap Equity Funds (I through V), each of which have substantially similar investment objectives to the Fund, have a management fee of 0.45%.  For each of the previously converted ING Index LargeCap Equity Funds, the assets under management are all below $100 million.  As a comparison, the ING Index Plus Large Cap Fund, which has a similar investment objective to the Fund, has over $315 million assets under management and a management fee of 0.45% for the first $500 million assets under management (with the following subsequent breakpoints: 0.425% on the next $250 million; 0.40% on the next $1.25 billion and 0.375% over $2 billion).  Moreover, ING VP Index Plus LargeCap Portfolio, also with a similar investment objective to the Fund, has $2.4 billion in assets under management and a management fee of 0.35%.

3.                                       Comment:              The Staff noted that the principal investment strategies section states that the fund “normally invests at least 80% of its net assets in stocks included in the Standard & Poor’s 500® index.”  The Staff asked whether “net assets” includes borrowings for investment purposes.  If so, please consider adding this phrase to the discussion.

Response:                                        The Fund’s investments do not include borrowing for investment purposes.  Thus, the disclosure has not been modified.

How The Fund Has Performed (pg. 4)

4.                                       Comment:              Please confirm the effective date upon which the Fund changed its name from ING Principal Protection Fund VI to ING Index Plus LargeCap Equity Fund VI.

Response:                                        The Registrant confirms that the effective date of the name change should be April 23, 2008.  Any references to April 24, 2008 have been amended.

What You Pay to Invest (pg. 5)

5.                                       Comment:              Please confirm the effective date upon which the Management Fee was reduced.

Response:                                        The Registrant confirms that the effective date of the reduction in the Management Fee should be April 23, 2008.

6.                                       Comment:              The Staff requests that the “Operating Expenses Paid Each Year by the Fund” table be completed for the 485(a) filing and that, if the information is not available at that time, then the operating expenses be submitted in subsequent correspondence to the Staff

Response:                                        The Registrant notes that such information is generally unavailable until the 485(b) filing.  While the Registrant will endeavor to include all relevant information in its 485(a) filings, its policy is to include only that information which has been verified by its financial reporting personnel and auditors.

*                                         *                                         *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3499.

Kind regards,

/s/ Karl Paulson Egbert
Karl Paulson Egbert
Dechert LLP

Attachment:	Paul A. Caldarelli
Counsel
ING U.S. Legal Services

ATTACHMENT A

[ING FUNDS LOGO]

April 22, 2008

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                              ING Equity Trust

(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson;

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2649.  Thank you.

Regards,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:                                 Jeffrey Puretz

Dechert LLP